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                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12(b) and
                   Rule 14d-2(b)  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                           December 6, 2000



               Tyson Foods Receives Permission to Carry Out
                 Due Diligence In Proposed IBP Acquisition


     Springdale AR (December 5, 2000)--Tyson Foods, Inc. announced today that it has received a response back from the Special Committee of the Board of Directors of IBP, inc., acknowledging the receipt of Tyson's proposal to acquire all of the outstanding shares of IBP.
     While the acknowledgement represents neither an acceptance nor a rejection of the offer, it does initiate the process of executing a confidentiality agreement, and allows Tyson to proceed with due diligence in the proposed transaction, which commenced today.
     In further developments, the following items have appeared in today's news, which would appear to indicate support for the proposed transaction:

     American Farm Bureau Federation spokesman Christopher Noun said Smithfield and Tyson are "two different animals."
     "Major antitrust concerns just aren't there with the Tyson bid like there were with Smithfield," he said.
          The Arkansas Democrat Gazette, Cristal Cody, 12/5/00

     Barbara Determan, president-elect of the National Pork Producers Council said the same antitrust concerns don't apply to a combination of Tyson and IBP.
          The Omaha World-Herald, Victor Epstein, 12/5/00

     Christine McCracken, a food industry analyst with Midwest Research in Cleveland, said she felt the Tyson deal was clearly the most impressive on the table and the most likely to succeed.
          The Omaha World-Herald, Epstein, 12/5/00

     Tyson also announced that it expects to resume purchases under its ongoing corporate stock repurchase program. During fiscal 1999 the company repurchased 4.9 million shares under this program. The company may continue to purchase from time to time, shares in the open market.

For further information, call Ed Nicholson, Tyson's director of media and community relations at (501) 290-4591, or Louis Gottsponer, director of investor relations at (501) 290-4826.







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Forward Looking Statements
Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to Tyson's belief that the proposed transaction is expected to be immediately accretive to earnings; the regulatory review and approvals to be triggered by the proposed transaction; the prospects and financial condition of the combined operations of Tyson and IBP; the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises; the intended qualification of the proposed transaction as a tax-free reorganization; and other statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


Important Information.

The information in this news release concerning IBP and the proposed transactions by IBP management and Smithfield Foods has been taken from, or is based upon, publicly available information. Although Tyson does not have any information that would indicate that any information contained in this news release that has been taken from such documents is inaccurate or incomplete, Tyson does not take any responsibility for the accuracy or completeness of such information. To date, Tyson has not had access to the books and records of IBP.

MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSAL WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999,
ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

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Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

AS OF THE DATE OF THIS PRESS RELEASE, NONE OF THE FOREGOING PARTICIPANTS, INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 5% OF IBP'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN TYSON'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING AND OTHER DOCUMENTS FILED WITH THE SEC, TO THE KNOWLEDGE OF TYSON, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF TYSON HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN TYSON OR IBP.

This press release is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.